United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

Depomed, Inc.

2. Name of person(s) relying on exemption:

a.	Calvert Variable Products, Inc. on behalf of Calvert VP Russell 2000 Small Cap Index Portfolio, by its investment adviser, Calvert Research and Management

3. Address of person(s) relying on Exemption:

a.	1825 Connecticut Avenue NW, Suite 400, Washington, DC 20009

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2018 Annual Meeting.

IMPORTANT PROXY VOTING MATERIAL

April 10, 2018

Dear Fellow Depomed Inc. Shareholders,

At the May 8, 2018 annual meeting of shareholders of Depomed Inc. (“Depomed”) (NASDAQ: DEPO), you will have the opportunity to vote on a proposal asking Depomed’s Board of Directors (the “Board”) to report to shareholders on the governance steps it has taken to manage opioid-related business risks:

•	The Board Report Proposal (Proposal 7) requesting a report on how the board is addressing opioid-related business risks is sponsored by Calvert Research and Management and the UAW Retiree Medical Benefits Trust

This reform was initially recommended in a letter to Depomed from the Investors for Opioid Accountability (IOA), a diverse coalition that includes state treasurers, publicly elected comptrollers, asset managers, faith-based investors, and public and labor pension funds. We are members of the IOA, which was established in response to concerns about the threats to shareholder value stemming from the opioid crisis.

Depomed’s opioid-related risks: Depomed's most recent 10-K acknowledges that changes in "laws and regulations applicable to the pharmaceutical industry, including the opioid market, may adversely affect our business, financial condition and results of operations." Since Depomed's purchase of opioid medication Nucynta, the product line has accounted for approximately 67.52% of Depomed's sales.1

Depomed faces legal and regulatory scrutiny for its business practices related to opioids, including subpoenas and investigative demands from various states and the U.S. Department of Justice. In March 2017, Senator Claire McCaskill requested information from the company regarding its role in the opioid epidemic.2 The report on Sen. McCaskill’s investigation asserted that Depomed was one of five opioid manufacturers that paid $8.8 million from 2012 to 2017 to 14 organizations that “promoted opioid prescription, attempted to downplay the risk of addiction to

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1 MSCI Report, “Bitter Pills,” Issue Brief, March 2018, p. 20.

2www.mccaskill.senate.gov/media-center/news-releases/breaking-opioid-manufacturers-are-subject-of-new-mccaskill-led-wide-ranging-investigation.

opioids and lobbied against restrictions on overprescription.”1 A recent MSCI report characterized Depomed’s opioid-related controversy level as “severe,” estimating potential fines at up to 20% of the company’s enterprise value.2

OUR PROPOSAL: Our proposal asks the independent directors of Depomed’s Board to disclose, in a report provided to investors by September 30, 2018, what governance measures they have taken since 2013 to mitigate opioid-related risks. Specifically, the report asks for information about (1) Board level responsibility for opioid risk oversight, (2) changes in executive compensation incentives, (3) mechanisms for obtaining input from stakeholders, and (4) altered policies or processes regarding company political activities.

Although Depomed appears to be distancing itself from its opioid-related business through its proposed name change,3 portfolio diversification, and the recent Collegium commercialization agreement for Nucynta,4 it retains liabilities related to past opioid sales.5 It will also receive royalties from Collegium’s Nucynta sales. Shareholders have little insight into how the Board plans to address these risks.

We urge you to VOTE FOR A REPORT ON BOARD ACCOUNTABILITY FOR OPIOID BUSINESS RISKS (Proposal 7).

Thank you for your support,

Calvert Research and Management

UAW Retiree Medical Benefits Trust

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Depomed’s instructions.

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1 www.newsweek.com/senate-investigation-opioid-manufacturers-paid-lobby-803850

2 Bitter Pills, supra note 1, pp. 3, 19 and 22. The highest potential fine in MSCI’s analysis was calculated by starting with the amount of the fine Purdue Pharma paid to the federal government in 2007; deriving the percentage of revenues from the product at issue represented by the fine; and applying that percentage (64%) to revenues of other opioid manufacturers from the sale of opioids.

3 www.sec.gov/Archives/edgar/data/1005201/000104746918002195/a2235054zdef14a.htm

4 See www.cnbc.com/2018/02/27/globe-newswire-depomed-announces-fourth-quarter-and-full-year-2017-financial-results.html

5 https://www.sec.gov/Archives/edgar/data/1005201/000155837018001325/depo-20171231x10k.htm#ITEM1ARISKFACTORS_674123